UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

1. DATE, TIME AND PLACE: April 12, 2019, at 9:30 a.m., at Telefônica Brasil S.A.’s (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, nº 1376, in the capital of the state of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. The Board Members Messrs. Luis Miguel Gilpérez López e Sr. Narcís Serra Serra were represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, through vote delegation. The General Secretary and Legal Officer of the Company, Mr. Breno Rodrigo Pacheco de Oliveira, was also present, as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira – Secretary of the Meeting.

4. AGENDA AND RESOLUTIONS:

4.1. ELECTION OF THE BOARD OF EXECUTIVE OFFICERS: The members of the Board of Executive Officers of the Company have been reelected for a new term beginning on this date and ending on the date of the first Meeting of the Board of Directors to be held after the Ordinary Shareholders’ Meeting of 2022, as follows:

(i) Chief Executive Officer: Mr. Christian Mauad Gebara, Brazilian, married, business administrator, holder of the identity card No. 15.548.716-4, issued by SSP/SP, registered with the CPF/MF under the No. 203.838.628-50, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936;

(ii) Chief Financial and Investor Relations Officer: Mr. David Melcon Sanchez-Friera, Spanish, married, economist and business administrator, holder of the RNM No. G2407375, registered with the CPF/MF under the No. 238.558.708-45, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; and

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

(iii) General Secretary and Legal Officer: Mr. Breno Rodrigo Pacheco de Oliveira, Brazilian, married, lawyer, holder of the professional identity card OAB/RS No. 45.479, registered with the CPF/MF under the No. 711.936.930-04, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936.

The Officers now elected stated that they were not in legal impediments to the exercise of their position and that they were able to sign the clearing declarations referred to in art. 147 of Law No. 6404/1976 and CVM Instruction 367/2002. The aforementioned Officers will be invested in their respective positions by signing a term of investiture, which is also filed at the Company's headquarters.

4.2. ELECTION OF THE CHAIRMAN OF THE BOARD: Pursuant to article 14, sole paragraph, of the Company's Bylaws, and art. 8 of the Internal Regulations, the appointment of the Board Member Mr. Eduardo Navarro de Carvalho, Brazilian, single, metallurgical engineer, holder of the identity card No. 52.558.558-8, issued by SSP/SP, registered with the CPF/MF under the No. 531.710.556-00, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación s/nº, Edifício Central, 1ª Planta, in the City of Madrid, Spain, 28050, as Chairman of the Board of Directors was approved, for a new term that will end on the date of the Company's Ordinary Shareholders’ Meeting to be held in the year 2022.

4.3. ELECTION OF THE MEMBERS OF THE COMMITTEES: The following Directors were elected to form the Committees that assist the Company's Board of Directors. The term of office of the members of the Committees shall end with the expiration of the term of office of members of the Company's Board of Directors:

(i) Audit and Control Committee: Mr. José María Del Rey Osorio, Spanish, married, economist and business administrator, holder of Passport No. PAD723809, registered with the CPF/MF under the No. 219.917.108-60, resident and domiciled in Madrid, Spain, with business address at Gran Vía, 28, in the city of Madrid, Spain, 28013, as Chairman of the Committee; Mr. Narcís Serra Serra, Spanish, married, economist, holder of the Passport No. PAD641172, registered with the CPF/MF under the No. 241.097.408-27, resident and domiciled in the Barcelona, Spain, with business address at Calle Ramon Trias Fargas nº 25-27, Campus de la Ciutadella, in the city of Barcelona, Espanha, 08005; and Mr. Julio Esteban Linares Lopez, Spanish, married, telecommunications engineer, bearer of Passport No. PAG311938, registered with the CPF/MF under the No. 241.088.768-65, resident and domiciled in Madrid, Spain, with business address in Ronda de la Comunicación s/nº, Edifício Central, 1ª Planta, in the City of Madrid, Spain, 28050; as members of the Committee.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

(ii) Nominations, Compensation and Corporate Governance Committee: Mr. Francisco Javier de Paz Mancho, Spanish, married, advertiser, holder of the Passport No. PAD906882, registered with the CPF/MF under the No. 241.088.728-78, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación s/nº, Edifício Central A, 1ª Planta, in the City of Madrid, Spain, 28050, as Chairman of the Committee; Mr. Eduardo Navarro de Carvalho, previously qualified; and Mr. Luiz Fernando Furlan, Brazilian, married, chemical engineer, holder of the identity card No. 2.985.393-X, registered with the CPF/MF under the No. 019.489.978-00, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; as members of the Committee.

(iii) Service Quality and Marketing Committee: Mr. Antonio Carlos Valente da Silva, Brazilian, married, electrical engineer, holder of the identity card CREA RJ No. 31.547-D, registered with the CPF/MF under the No. 371.560.557-04, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936, as Chairman of the Committee; Ms. Ana Theresa Masetti Borsari, Brazilian, married, lawyer, holder of the identity card No. 11.811.349-5, issued by SSP/SP, registered with the CPF/MF under the No. 144.876.518-83, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; and Ms. Sonia Julia Sulzbeck Villalobos, Brazilian, married, business administrator, holder of the identity card No. 8.417.132-7, issued by SSP/SP, registered with the CPF/MF under the No. 022.306.678-82, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; as members of the Committee; and

(iv) Strategy Committee: Mr. Julio Esteban Linares Lopez, previously qualified, as Chairman of the Committee; Mr. Eduardo Navarro de Carvalho, previously qualified; and Mr. Luis Miguel Gilpérez López, Spanish, married, industrial engineer, holder of the Passport No. AAF260969, registered with the CPF/MF under the No. 059.577.907-70, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación s/nº, Edifício Sur 2, Planta 3, in the City of Madrid, Spain, 28050; as members of the Committee.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

On this occasion, the members of the Board of Directors expressed their thanks to Messrs. Roberto Oliveira de Lima and Antonio Gonçalves Oliveira for the relevant services rendered to the Company in the performance of the positions of members of the Board of Directors and members of the Service Quality and Marketing Committee and Audit and Control Committee, respectively.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, April 12, 2019. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; David Melcon Sanchez-Friera; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Miguel Gilpérez López, represented by Eduardo Navarro de Carvalho through vote delegation; Luiz Fernando Furlan; Narcís Serra Serra, represented by Eduardo Navarro de Carvalho through vote delegation; Sonia Julia Sulzbeck Villalobos; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 351st meeting of the Board of Directors of Telefônica Brasil S.A., held on April 11, 2019, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 15, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director